BioXcel Therapeutics, Inc.

555 Long Wharf Drive

New Haven, CT 06511

November 13, 2023

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Joshua Gorsky

Re:         BioXcel Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-275261

To the addressee set forth above:

BioXcel Therapeutics, Inc. (the “Company”) hereby respectfully requests the withdrawal of its acceleration request letter filed as correspondence via EDGAR transmission on November 9, 2023, which requested that the Registration Statement on Form S-3 (File No. 333-275261) filed on November 2, 2023 become effective on Tuesday, November 14, 2023, at 9:00 a.m., Washington D.C. time, or as soon as reasonably practicable thereafter. The Company is no longer requesting that such Registration Statement be declared effective at this specific date and time and the Company hereby formally withdraws its request for acceleration of the effective date as stated above.

Furthermore, in accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-275261) filed on November 2, 2023, so that it will become effective on November 13, 2023, at 4:30 p.m., Washington D.C. time, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

The Company requests that we be notified of such effectiveness by a telephone call to Keith L. Halverstam of Latham & Watkins LLP at (212) 906-1761 or N. Danny Shulman at (212) 906-4510 and that such effectiveness also be confirmed in writing.

Very truly yours,

BioXcel Therapeutics, Inc.

By:	/s/ Richard Steinhart
Richard Steinhart
Chief Financial Officer

cc:	Keith L. Halverstam, Latham & Watkins LLP

N. Danny Shulman, Latham & Watkins LLP